DLA Piper LLP (US)
401 Congress Avenue, Suite 2500
Austin, Texas 78701-3799
www.dlapiper.com

John J. Gilluly III, P.C.
john.gilluly@dlapiper.com
T 512.457.7090
F 512.721.2290

CONFIDENTIAL TREATMENT REQUESTED
BY PAYLOCITY HOLDING CORPORATION

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

February 6, 2014

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:                 Barbara C. Jacobs, Assistant Director
Ji Kim, Attorney-Advisor
Mark P. Shuman, Branch Chief — Legal
Laura Veator, Staff Accountant
Stephen Krikorian, Accounting Branch Chief

Re: Paylocity Holding Corporation

Registration Statement on Form S-1

File No. 333-193661

Option Pricing Review

Ladies and Gentlemen:

We are submitting this letter on behalf of Paylocity Holding Corporation (the “Company”) in connection with the review by the staff (the “Staff’) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-193661) (the “Registration Statement”).  Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

The purposes of this letter are (i) to provide an update to the Staff regarding offering timing considerations and (ii) to notify the Staff that the price range to be included on the cover of the Company’s preliminary prospectus is expected to be a two dollar range between $[***]-$[***] per share, so that the Staff can complete its review of the Company’s option pricing and fair value determinations.  The Company advises the Staff that the Company anticipates effecting a [***]-for-[***] reverse stock split prior to the effective date of the Registration Statement, but has provided the anticipated price range on a pre-stock split basis.

Timing Considerations

The Company advises the Staff that it anticipates printing its preliminary prospectus on February 19, 2014, and commencing its road show on February 20, 2014, with a target pricing date of March 5, 2014. To achieve this schedule, the Company respectfully requests that the Staff provide the Company with an assessment of the Company’s option pricing and fair value determinations on or prior to February 14, 2014.  The Company will set forth a bona fide preliminary price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus.

Previously Provided Information

The section captioned “Stock-Based Compensation” beginning on page 63 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Registration Statement include a detailed explanation of (i) the Company’s approach to accounting for stock-based compensation, (ii) the methodology used by the Company to determine the fair value of its common stock on dates when stock options were granted by the Company’s Board of Directors and (iii) the factors that caused the fair value to change over time.  As detailed in the Registration Statement, the Company and its board of directors have consistently sought to comply with the form and substance of the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”).  The Company obtained contemporaneous independent valuations performed in accordance with the AICPA Practice Aid from a nationally recognized independent valuation firm and acted in good faith to ensure that all relevant business developments were taken into account in making valuation determinations and that the valuations obtained were truly “contemporaneous,” as that term is defined in the AICPA Practice Aid.

Increase in Value from August 26, 2013 to February 6, 2014

In connection with its efforts to evaluate whether to pursue a public offering in the first quarter of 2014, during the week of February 3, 2014, the Company requested that representatives of the managing underwriters provide the Company with an estimated valuation range.  Representatives of the underwriters, in consultation with the Company, recommended including a two dollar price range between $[***]-$[***] per share for the Company’s offering on the cover of the prospectus to be included in a pre-effective amendment to the Registration Statement, assuming the offering were to close on or before March 15, 2014.  At that time, representatives of the underwriters indicated to the Company that the proposed range was subject to fluctuation based on market conditions.

The Company believes the difference between the Company’s determination of fair value on August 26, 2013 and the anticipated price range to be included on the cover of the prospectus to be included in a pre-effective amendment to the Registration Statement results primarily from the following factors:

•                                          Enhanced Balance Sheet and Financial Resources.  The proceeds of a successful public offering would substantially strengthen the Company’s balance sheet as a result of increased cash.  Additionally, the completion of a public offering would provide the Company with access to the public company debt and equity markets.

•                                          Enhanced Liquidity and Marketability of the Company’s Stock.  The valuation of the Company’s common stock as determined by its Board of Directors on August 26, 2013 reflected the illiquidity of the Company’s common stock on that date and the uncertainty of the Company’s public offering.  The valuation reflected in the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradeable stock that would be sold in the public offering market without liquidity and marketability discounts.

•                                          IPO Scenario Probability.  The May 31, 2013 third-party valuation report that was used by the Company’s board of directors as part of its determination of the fair value of the Company’s common stock on August 26, 2013 assumed the time to expiration was four years, which was based on the estimated timing of a potential liquidity event.  However, the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes the successful completion of a liquidity event, the public offering, resulting in an increased common stock valuation as compared to its prior valuations.

Conclusion

The Company believes that the actions taken by its board of directors to estimate the fair value of the Company’s common stock complied with the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 (formerly Statement of Financial Accounting Standards No. 123(R), Share-Based Payment), the AICPA Practice Aid and the regulations regarding the granting of stock options to employees in the United States as “incentive stock options” under the Company’s 2008 Equity Incentive Plan, as amended, and the Internal Revenue Code of 1986, as amended.

The Company further believes that the fair values determined by its board of directors for the common stock applicable to each stock option grant are appropriate and demonstrate the good faith efforts of the Company’s board of directors to consider all relevant factors in determining fair value at each valuation date.

Please direct your questions or comments regarding this letter to the undersigned by telephone to (512) 457-7090 or by email to john.gilluly@dlapiper.com. Thank you.

Respectfully submitted,

DLA Piper LLP (US)
/s/ John J. Gilluly, III, P.C.

John J. Gilluly, III, P.C., Partner

cc:	Steven R. Beauchamp (Paylocity Holding Corporation)
Peter J. McGrail (Paylocity Holding Corporation)
Christopher J. Austin (Goodwin Procter LLP)